Exhibit 99.1

COMPUTER SOFTWARE INNOVATIONS, INC.

1661 E. Main Street, Suite A

Easley, SC 29642

May 19, 2005

RBC Centura Bank

531 South Main Street, 2nd Floor

Greenville, SC 29601

Attention: Mr. Charles Arndt

Re:	Loan Agreement (Revolving Line of Credit) (the “Loan Agreement”)
Dated March 14, 2005 between
RBC Centura Bank (the “Bank”) and
Computer Software Innovations, Inc. (“CSI”)

Dear Mr. Arndt:

This letter is being provided to you in connection with the above-referenced Loan Agreement between the Bank and CSI. Under Article VIII of the Loan Agreement and the Bank’s Commitment Letter to CSI dated February 22, 2005 (the “Commitment Letter”), CSI agreed to observe certain financial covenants, including, but not limited to, a covenant that at the closing of the Revolving Line of Credit under the Loan Agreement, CSI would have a minimum tangible net worth of $600,000, inclusive of subordinated debt to CSI shareholders, specifically subordinate to the Bank.

We have been advised by our accountants that due to the classification of certain outstanding warrants to Barron Partners, LP, CSI may be out of compliance with this particular financial covenant under the Loan Agreement and the Commitment Letter. By way of background, in February of 2005, CSI issued 7,217,736 warrants to Barron Partners, LP as part of a preferred stock financing. The warrants have a term of five years. The Company used a fair value option pricing model to value the stock warrants. Pursuant to EITF00-19, “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company’s Own Stock,” the value of these warrants has been recorded as a liability in the current liability section of the consolidated balance sheet until CSI has obtained an effective registration statement for the warrants. Upon completion of the registration statement, the value of the shares may be recorded as additional paid-in capital. Due to this accounting treatment, pending completion of the registration statement, CSI’s tangible net worth as reflected in its quarterly unaudited financial statements of March 31, 2005 is less than $600,000.

Our counsel is in process of completing the registration statement which we anticipate will resolve this issue before the end of the next quarter. We are also in negotiations with Barron to modify the warrant related provisions which triggered the unanticipated accounting treatment of the warrants described above. Pursuant to our earlier discussion, we respectfully request that the Bank waive CSI’s current compliance with the aforementioned minimum tangible net worth requirement. In consideration of this waiver, CSI agrees with the Bank that it shall be required to comply with this minimum net tangible net worth requirement by June 30, 2005 and, except as otherwise specifically provided in the Loan Agreement or the Commitment Letter, to thereafter maintain a minimum net worth of $600,000, inclusive of subordinated debt to CSI shareholders through the term of the Loan, tested on a quarterly basis.

If the foregoing request for a waiver of compliance with this covenant until June 30, 2005 is acceptable to the Bank, please so indicate by signing below and returning a copy of this letter to me. Thank you in advance for your cooperation and attention to this matter. Please call me if you have any questions concerning the foregoing.

Yours very truly,

/s/ Nancy K. Hedrick
Nancy K. Hedrick President and CEO

ACCEPTED AND AGREED TO

this 20th day of May, 2005.

RBC Centura Bank

By:	/s/ Charles Arndt
Charles Arndt Market Executive-South Carolina Markets